SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                       Electronic Systems Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0002858481
                                 (CUSIP Number)

                       Vern D. Kornelsen, General Partner
                               EDCO Partners LLLP
              4605 Denice Drive, Englewood, CO 80111 (303) 796-9192
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No.     0002858481                                Page 2 of 5



          (1)  Names of Reporting Persons
               EDCO Partners LLLP

               I.R.S. Identification Nos. of Above Persons (entities only) 84-1151470


          (2)  Check the Appropriate Box if a Member of a Group

                        (a)     [ ]
                        (b)     [ ]

          (3)  SEC Use Only

          (4)  Source of Funds
               Capital contributions of limited partners

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


          (6)  Citizenship or Place of Organization
               Colorado


Number of Shares            (7)    Sole Voting Power            304,715 Shares
Beneficially Owned
by Each Reporting
Person With


                            (8)    Shared Voting Power          0 Shares

                            (9)    Sole Dispositive Power       304,715 Shares

                            (10)   Shared Dispositive Power     0 Shares

          (11) Aggregate Amount Beneficially Owned by Each Reporting Person 304,715 Shares

          (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

          (13) Percent of Class Represented by Amount in Row (11)
               6.15%

          (14) Type of Reporting Person
               PN

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                  Statement of
                               EDCO PARTNERS LLLP

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                         (Commission File No. 2-92949-S)

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person presently beneficially owns 304,715 Shares of Common Stock which represent approximately 6.15% of the 4,953,667 Shares of Common Stock outstanding as of February 1, 2000. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in the Form 10-KSB/A Amendment No. 1 to Annual Report for fiscal year ended December 31, 1999.

               Vern D. Kornelsen, who is listed in Item 2, does not beneficially own any shares of the Issuer.

     (b) The Reporting Person, acting through Vern D. Kornelsen, as the general partner, has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of the 304,715 Shares.

     (c) The Reporting Person purchased on the market 12,000 Shares of Common Stock of Electronic Systems Technology, Inc., on July 30, 1999, at .3625 per Share, 34,300 Shares of Common Stock of Electronic Systems Technology, Inc., on August 31, 1999, at approximately $.36 per Share, and 63,065 Shares of Common Stock of Electronic Systems Technology, Inc., on December 31, 1999, at approximately $.36 per Share.

               The Reporting Person sold on the market 39,700 shares of Common Stock of Electronic Systems Technology, Inc. on February 8, 2000, at $1.50 per Share, 22,500 shares of Common Stock of Electronic Systems Technology, Inc., on February 9, 2000 at $3.00 per Share, 50,450 shares of Common Stock of Electronic Systems Technology, Inc. on March 14, 2000 at $3.50 per share, and 25,000 shares of Common Stock of Electronic Systems Technology, Inc. on March 15, 2000 at $3.50 per share.

     (d)       Not applicable.

     (e)       Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April  13, 2000                             EDCO PARTNERS LLLP


                                            /s/ Vern D. Kornelsen
                                            ---------------------
                                            Vern D. Kornelsen, General Partner